Palo Alto, California 94304-1050 : 650.493.9300 f: 650.493.6811
Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

February 4, 2022

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sergio Chinos, Staff Attorney

Asia Timmons-Pierce, Special Counsel

Re:	AXT, Inc. Amendment No. 3 to Registration Statement on Form S-3 Filed December 30, 2021 File No. 333-258196

Ladies and Gentlemen:

On behalf of our client, AXT, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated January 24, 2022, relating to the above-referenced Registration Statement on Form S-3 (“Amendment No. 3”). We are concurrently submitting via EDGAR this letter and a revised draft of Amendment No. 3 (“Amendment No. 4”). For the Staff’s reference, we are providing to the Staff by overnight delivery a copy of this letter as well as both a clean copy of Amendment No. 4 and a copy marked to show all changes from Amendment No. 3.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to Amendment No. 3), all page references herein correspond to the pages of Amendment No. 4.

Prospectus Summary, page 3

1.

We note your response to prior comment 3 and reissue our comment. Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

As previously noted, The Company advises the Staff that the Company is neither a People’s Republic of China (“PRC”) operating company nor does the Company conduct its operations in China through the use of variable interest entities (“VIEs”). Accordingly, the Company has disclosed on the cover

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February 4, 2022

page and in the Prospectus Summary that it does not require any permissions or approvals from the China Securities Regulatory Commission (the “CSRC”) or other PRC government authorities to complete the offering of securities in the United States.

In response to the Staff’s comment, the Company has added a new risk factor titled, “Although we are a Delaware corporation and are neither a PRC operating company nor do we conduct our operations in China through the use of VIEs, in the event we inadvertently concluded that we do not require any permissions or approvals from the CSRC or other PRC government authorities to complete this offering of securities or applicable laws, regulations, or interpretations change, we may be required to obtain such permissions or approvals to complete this offering of securities,” on page 9 of the prospectus and has cross-referenced such risk factor on the cover page of the prospectus.

Risk Factors, page 9

2.

We note your response to prior comment 4 and reissue our comment. Please specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock.

In response to the Staff’s comment, the Company has added two new risk factors titled, “Although we are a Delaware corporation and are neither a PRC operating company nor do we conduct our operations in China through the use of VIEs, in the event we inadvertently concluded that we do not require any permissions or approvals from the CSRC or other PRC government authorities to complete this offering of securities or applicable laws, regulations, or interpretations change, we may be required to obtain such permissions or approvals to complete this offering of securities” and “The PRC government may intervene in or influence our PRC operations at any time and the rules and regulations in China can change quickly with little advance notice. The PRC government may also exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our common stock,” on page 9 of the prospectus.

3.

We note your response to prior comment 7 and reissue our comment. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted, if applicable.

As previously noted, the Company advises the Staff that the Company is a Delaware corporation and is not a foreign issuer within the meaning of Rule 3b-4 under the Securities Exchange Act of 1934, as

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February 4, 2022

amended. Accordingly, the Company does not believe the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would be applicable to the Company.

The Company’s independent registered public accounting firm is BPM LLP (“BPM”), which is registered with the Public Company Accounting Oversight Board (the “PCAOB”) and is subject to regular inspections by the PCAOB to assess its compliance with the applicable professional standards. BPM was last inspected by the PCAOB in 2021, although the inspection has not yet been finalized and the report has not yet been issued. The last public inspection report is from BPM’s inspection by the PCAOB in 2019, which was issued in 2021. BPM was last inspected by the PCAOB with respect to its engagement with the Company in 2015.

In response to the Staff’s comment, the Company has added a new risk factor titled, “Although the audit report incorporated by reference in this prospectus is prepared by an independent registered public accounting firm that is currently inspected fully by the PCAOB, there is no guarantee that future audit reports will be prepared by an independent registered public accounting firm that is completely inspected by the PCAOB,” on page 14 of the prospectus and has cross-referenced such risk factor on the cover page of the prospectus.

4.

We note your response to prior comment 8 and reissue our comment in part. Please highlight the risks that the Chinese government may significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has added two new risk factors titled, “Although we are a Delaware corporation and are neither a PRC operating company nor do we conduct our operations in China through the use of VIEs, in the event we inadvertently concluded that we do not require any permissions or approvals from the CSRC or other PRC government authorities to complete this offering of securities or applicable laws, regulations, or interpretations change, we may be required to obtain such permissions or approvals to complete this offering of securities” and “The PRC government may intervene in or influence our PRC operations at any time and the rules and regulations in China can change quickly with little advance notice. The PRC government may also exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our common stock,” on page 9 of the prospectus.

*****

Securities and Exchange Commission

February 4, 2022

Please direct any questions regarding the Company’s responses or Amendment No. 4 to me at (650) 849-3240.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Andrew D. Hoffman
Andrew D. Hoffman

cc:	Dr. Morris S. Young, AXT, Inc. Gary L. Fischer, AXT, Inc.